Exhibit 99.1

DirectBooking Technology Co., Ltd. Announces Regained Compliance with Nasdaq Minimum Bid Price Requirement

HONG KONG, March 6, 2026 — DirectBooking Technology Co., Ltd. (“DirectBooking Technology” or the “Company”, Nasdaq: ZDAI) today announced that on March 5, 2026, the Company received formal notification from The Nasdaq Stock Market (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), after the closing bid price of its ordinary shares was at or above $1.00 for at least 10 consecutive business days.

Nasdaq made this determination after the closing bid price of the Company’s ordinary shares maintained at $1.00 per share or greater for ten consecutive business days from February 19 to March 4, 2026. The prior bid price deficiency matter, which was first notified to the Company on March 12, 2025, is now officially closed.

“We are pleased to have resolved this matter and regained full compliance with Nasdaq’s continued listing requirements,” said Tan Yu, Chief Executive Officer and Chairman of the Board of the Company. “This milestone reflects the confidence of our shareholders and the progress we are making in executing our strategic vision.”

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. The Company provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. The Company primarily handles the transportation of materials excavated from construction sites. The Company’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

For more information, please contact:

DirectBooking Technology Co., Ltd.

tanyu@primegaghl.com